Exhibit 3.1

INTERNATIONAL AEROSPACE ENTERPRISES, INC.

CERTIFICATE OF DESIGNATIONS, RIGHTS AND PREFERENCES
OF THE SERIES C PREFERRED STOCK

The following shall be adopted and incorporated by reference into the foregoing resolutions as if fully set forth therein:

1.   Number of Shares. The number of shares constituting the Series C Preferred is hereby fixed at Six Million (6,000,000).

2.   Dividends. The holders of the Series C Preferred shall not be entitled to receive any dividends.

3.   Redemption.   Shares of Series C Preferred may be redeemed by the Corporation at any time after the holder’s termination of employment with the Corporation.

4.   No Circumvention. The Corporation shall not amend its certificate of incorporation, or participate in any reorganization, sale or transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith use its best efforts, and assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of shares of Series C Preferred set forth herein.

5.   Voting. Except as otherwise required by law, holder of shares of Series C Preferred  shall, on an as-converted basis, vote together with the common stock as a single class on a one hundred votes per share basis. The holders of Series C Preferred shall be entitled to receive all notices relating to voting as are required to be given to the holders of the Common Stock.

IN WITNESS WHEREOF, INTERNATIONAL AEROSPACE ENTERPRISES, INC. has caused this certificate of designation to be signed by John M. Peck, its Chief Executive Officer on this 30th day of April, 2010.

INTERNATIONAL AEROSPACE ENTERPRISES, INC.

By:	/s/ John M. Peck
John M. Peck, Chief Executive Officer